UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Mistras Group, Inc.

(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

60649T107

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

328 Pemberwick Road

Greenwich, CT 06831

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60649T107	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,598,045
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,598,045
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,045
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 60649T107	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,598,045
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,598,045
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,045
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 60649T107	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,598,045
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,598,045

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,045
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.2%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 60649T107	Page 5 of 9 Pages

Item 1.	Security and Issuer

This joint statement on Schedule 13D relates to the common stock, par value $0.01 (the “Common Stock”), of Mistras Group, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 195 Clarksville Road, Princeton Junction, New Jersey 08550.

Item 2.	Identity and Background

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company (the “GP”), and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (the “Fund”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Mr. Lynch, Deven Petito and Eric Yanagi are the Management Committee Directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) The business address of Mr. Lynch, Mr. Petito and Mr. Yanagi, and the address of the principal business and the principal office of the Fund and the GP, is 334 Pemberwick Road, Second Floor, Greenwich, CT 06831.

(c) The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a Management Committee Director of the GP and Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and the Fund. Mr. Lynch also serves as Chairman of the GP and the Management Company. The principal office of the Management Company is located at 334 Pemberwick Road, Second Floor, Greenwich, CT 06831.

(d) None of the Managers, the GP and the Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Managers, the GP and the Fund was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it became subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Each Manager is a citizen of the United States.

CUSIP No. 60649T107	Page 6 of 9 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired beneficial ownership of an aggregate of 1,598,045 shares of Common Stock for $8,597,123 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of Put Options (as defined in Item 6) is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired shares of Common Stock in their ordinary course of business based on the Reporting Persons’ belief that the Common Stock represents an attractive investment opportunity.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease trading in such securities. Any such additional purchases or sales of securities of the Issuer may be effected by the Reporting Persons in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s stockholders; topics of discussion may include, but are not limited to, the Issuer’s market, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to any such agreement or otherwise, exchange proprietary and other information with the Issuer. Factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans or requirements of or applicable to the Reporting Persons.

Depending on their ongoing assessment of such factors, the Reporting Persons may, from time to time, modify their present intention as described in this Item 4.

The Reporting Persons intend to continuously review their options with respect to their equity interest in the Issuer but, except as set forth above, do not have any other specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the

CUSIP No. 60649T107	Page 7 of 9 Pages

Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 30,966,973 shares of Common Stock issued and outstanding as of May 1, 2024, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2024. All of the share numbers reported herein are as of July 9, 2024, unless otherwise indicated. Each Reporting Person’s cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 1,598,045 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares in his capacity as Chairman and Management Committee Director of the GP. Accordingly, each of the Reporting Persons beneficially owns 1,598,045 shares of Common Stock, or approximately 5.2% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,598,045 shares of Common Stock, or approximately 5.2% of the outstanding shares of Common Stock.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock from May 10, 2024 (the date 60 days prior to the filing of this Schedule 13D) to July 9, 2024 (the “Reporting Period”):

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
06/25/2024*	300	$10.0000
06/25/2024	100	$7.7200
06/26/2024	9,719	$7.8583
06/27/2024	2,100	$8.0400
07/01/2024	23,501	$8.0626
07/02/2024	6,154	$8.0871
07/05/2024	31,348	$7.9195
07/08/2024	6,859	$8.0328
07/09/2024	3,063	$8.0610

*	Effected pursuant to the assignment of Put Options (as defined in Item 6).

Except as otherwise described in this Schedule 13D, the above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.

CUSIP No. 60649T107	Page 8 of 9 Pages

In addition, during the Reporting Period, the Fund sold the Put Options described in Item 6, which is incorporated by reference into this Item 5(c).

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The table below lists the standard American-style, exchange-traded put options (“Put Options”) sold by the Fund during the Reporting Period. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

Date of Sale of Put Options	Sale Price per Underlying Share of Put Option ($)	Underlying Shares (#) (100s)	Strike Price per Share ($)	Put Option Expiration Date
06/25/2024	$2.2500	14	$10.00	07/19/2024

Each Put Option gives the holder the right (but not the obligation) to sell to the Fund and require the Fund to purchase, on or before the expiration date, the number of underlying shares of Common Stock, at a purchase price per share equal to the strike price. If a Put Option is assigned (exercised) on or before its expiration date, the Fund must purchase the shares of Common Stock underlying such Put Option in exchange for the aggregate exercise price.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Thomas E. Lynch, Mill Road Capital III GP LLC and Mill Road Capital III, L.P. dated July 9, 2024.

Exhibit 2	Confirming Statement of Thomas E. Lynch dated July 9, 2024.

[signature page follows]

CUSIP No. 60649T107	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 9, 2024

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Chairman and Management Committee Director

THOMAS E. LYNCH

/s/ Thomas E. Lynch